P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Announces Closing of Public Offering of
Ordinary Shares

Lod, Israel – March 11, 2014 – AudioCodes Ltd. (NasdaqGS: AUDC) today announced the closing of its previously announced public offering of 4,025,000 of its ordinary shares, including 525,000 shares sold pursuant to the underwriters’ full exercise of their over-allotment option, at a purchase price of $8.00 per share. AudioCodes’ net proceeds from this offering are expected to be approximately $29.7 million, after deducting underwriting discounts, commissions and other estimated offering expenses.

William Blair & Company, L.L.C. and Needham & Company, LLC acted as joint bookrunning managers in the offering, and Oppenheimer & Co. Inc. acted as co-lead manager for the offering.

AudioCodes intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, working capital requirements and future acquisitions.

A shelf registration statement relating to the public offering of the ordinary shares was filed with the Securities and Exchange Commission (SEC) and is effective, and a final prospectus supplement relating to the offering have been filed with the SEC and is available on the SEC’s website at: http://www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained by contacting William Blair & Company, L.L.C. at 222 West Adams Street, Chicago, IL 60606, Attention: Prospectus Department, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.